State Street Corp.
PO Box 5049
Boston, MA 02206-5049



U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Form N-14 for Munder Series Trust on behalf of the Munder Bond Fund


Ladies and Gentlemen:

Attached for filing via the EDGAR system is a registration statement on Form N-14 under the Securities Act of 1933, as amended, for Munder Series Trust ("Trust"). This Form N-14 is being filed in connection with a proposed reorganization in which the Munder Bond Fund, a series of the Trust, will acquire all of the assets of the Munder U.S. Government Income Fund, also a series of the Trust, in exchange for shares of the Munder Bond Fund and the assumption by the Munder Bond Fund of the liabilities of the Munder U.S. Government Income Fund ("Reorganization").

The Form N-14 includes a form of opinion to be issued by Dechert LLP regarding tax matters with respect to the proposed Reorganization. Please be advised that the Trust will provide a final tax opinion as supplemental correspondence upon the closing of the Reorganization.

It is proposed that the Form N-14 become automatically effective on June 24, 2005. We anticipate that the Trust will mail the Definitive Proxy Statement/Prospectus and Notice to shareholders on or about June 29, 2005. Please call me at 617.662.3969 with any questions or comments you may have regarding the enclosed Form N-14 or if we may expedite the staff's review in any way.

Very truly yours,


/s/ Francine S. Hayes


Vice President and Counsel


cc:      A. Eisenbeis
         J. Kanter


Attachments